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                                                                    Exhibit 23.2



                         Independent Auditors' Consent


The Board of Directors
MEMC Electronic Materials, Inc.:


We consent to incorporation by reference in the registration statement on Amendment No. 1 to Form S-3 of MEMC Electronic Materials, Inc. of our reports dated January 26, 1998, relating to the consolidated balance sheets of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997, and the related schedule, which reports appear in or are incorporated by reference therein in the December 31, 1997 annual report on Form 10-K of MEMC Electronic Materials, Inc. and to the reference to our firm under the heading "Experts" in the registration statement.



/s/ KPMG Peat Marwick LLP

St. Louis, Missouri
December 10, 1998